                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1934

                            Biometric Security Corp.
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                                (Name of Issuer)


                         Common Shares with no par value
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                         (Title of Class of Securities)

                                     83559-I
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                                 (CUSIP Number)

                              Kenneth A. Korb, Esq.
        Perkins, Smith & Cohen, LLP, One Beacon Street, Boston, MA 02108
                                 (617) 854-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 15, 1999
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             (Date of Event which Requires Filing of This Statement)



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CUSIP No. 83559-I                                                    Page 2 of 6

                                  SCHEDULE 13D


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Patrick W. McCleery
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  X
                                                                          ---
                                                                      (b)
                                                                          ---
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  ---

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
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                    7    SOLE VOTING POWER
    NUMBER OF            2,579,958
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON              2,579,958
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,579,958
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                                          ---
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.59%
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14        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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CUSIP No. 83559-I                                                    Page 3 of 6

                                  SCHEDULE 13D


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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wendy McCleery
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  X
                                                                          ---
                                                                      (b)
                                                                          ---
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3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  ---

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            3,756,000
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON              3,756,000
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,756,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                                          ---
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.98%
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14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



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CUSIP No. 83559-I                                                    Page 4 of 6

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

     Class of Securities:  Common Shares, with no par value

     Biometric Security Corp.
     Suite 1940, 400 Burrard Street
     Vancouver, British Columbia  V6C 3A6
     CANADA

ITEM 2. IDENTITY AND BACKGROUND

(a) Name:

    Patrick W. McCleery

    Wendy McCleery

(b) Residence or business address:

    Patrick W. McCleery
    4510 Beverly Crescent
    Vancouver, British Columbia  V6J 4E6
    CANADA

    Wendy McCleery
    4510 Beverly Crescent
    Vancouver, British Columbia  V6J 4E6
    CANADA

(c) Patrick W. McCleery:  business executive
    Biometric Security Corp.
    Suite 1940, 400 Burrard Street
    Vancouver, British Columbia  V6C 3A6
    CANADA

    Wendy McCleery:  business executive
    Weston Mineral Service Ltd.
    4510 Beverly Crescent
    Vancouver, British Columbia  V6J 4E6

(d) Not applicable to any member of the group.

(e) Not applicable to any member of the group.

(f) Canada for each reporting person.


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CUSIP No. 83559-I
                                                                     Page 5 of 6

                                  SCHEDULE 13D


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Patrick W. McCleery: $75,000; source of funds is personal and not borrowed or otherwise obtained; securities were acquired by purchase.

     Wendy McCleery: $75,000; source of funds is personal and not borrowed or otherwise obtained; securities were acquired by purchase.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the transactions for each reporting person was solely for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  Patrick W. McCleery
          aggregate number of shares:  2,579,958
          percentage of class of securities:  5.59%

     Wendy McCleery
          aggregate number of shares:  3,756,000
          percentage of class of securities:  7.98%

(b)  Patrick W. McCleery
          Sole voting power: 2,579,958
          Shared voting power: 0
          Sole dispositive power: 2,579,958
          Shared dispositive power: 0

     Wendy McCleery
          Sole voting power:  3,756,000
          Shared voting power:  0
          Sole dispositive power:  3,756,000
          Shared dispositive power:  0

(c)  Patrick W. McCleery:
     Purchase of 500,000 units at a price of $0.15 per share in a Private Placement of 11,666,666 units, where each unit consist of one common share and one two-year non transferable share purchase warrant. Each warrant will be exercisable at a price of $0.15 per share in the first year and $0.17 per share in the second year. The private placement was approved by the Vancouver Stock Exchange on or about April 15, 1999.

     Wendy McCleery:
     Purchase of 500,000 units at a price of $0.15 per share in a Private Placement of 11,666,666 units, where each unit consist of one common share and one two-year non transferable share purchase warrant. Each warrant will be exercisable at a price of $0.15 per share in the first year and $0.17 per share in the second year. The private placement was approved by the Vancouver Stock Exchange on or about April 15, 1999.


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CUSIP No. 83559-I                                                    Page 6 of 6

                                  SCHEDULE 13D


(d)  No other person has such rights other than the respective reporting person.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The reporting persons are husband and wife who have no arrangement or other understanding between them, with respect to the securities of the issuer, other than to make an investment in such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Patrick W. McCleery expressly disclaims any beneficial interest in the stock held by his wife Wendy McCleery and declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by his wife.

Wendy McCleery expressly disclaims any beneficial interest in the stock held by her husband Patrick W. McCleery and declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by her husband.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     April 26, 1999                     /s/ Patrick W. McCleery
                                             -----------------------------------
                                             Signature
                                             Name/Title:    Patrick W. McCleery


Date:     April 26, 1999                     /s/ Wendy McCleery
                                             -----------------------------------
                                             Signature
                                             Name/Title:    Wendy McCleery